U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2007

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Xyratex Limited (the “Company”)

CHANGES IN BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The Company held its annual general meeting on 26 March 2007.

Mr Richard Pearce was appointed as a director of the Company on 26 March 2007. Mr Pearce is the Chief Financial Officer. He has served as such of Xyratex Ltd and its predecessor, Xyratex Group Limited, since September 2003 and prior to this served as Treasurer and as Group Tax Manager.

Mr Nic Humphries resigned as a non-executive director of the Company with effect from 26 March 2007. Mr Humphries has served as a member of the board of directors of Xyratex Ltd and its predecessor, Xyratex Group Limited, since September 2003 following Hg Capital’s investment in acquiring approximately 50% of the shares of the Company. HG Capital has subsequently reduced its shareholding incrementally, and today holds approximately 13% of the shares in issue. Mr Humphries is a general partner of Hg Capital.

Mr Steve Thompson stepped down from his role as Chief Technology Officer on 26 March 2007. Mr Thompson will continue to be associated with the Company through the provision of consultancy services.

Signatures

                Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

Date: 26 March 2007